                                           -------------------------------------
                                                       OMB APPROVAL
           UNITED STATES                   -------------------------------------
SECURITIES AND EXCHANGE COMMISSION           OMB Number:             3235-0145
      Washington, D.C. 20549                 Expires:         October 31, 1997
                                             Estimated average burden
                                             hours per response..........14.90
                                           -------------------------------------



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)

                       PEGASUS COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705904 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Michael B. Jordan
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 2 of 17 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Marshall W. Pagon
              S.S. No.
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        4,581,900 (rights to acquire; see item 5)
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        4,581,900 (rights to acquire; see item 5)
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,581,900 (see item 5)
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     50.6%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 3 of 17 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Communications Holdings, Inc.
              IRS Identification No. 23-2778524
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        3,364,552 (rights to acquire; see item 5)
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        3,364,552 (rights to acquire; see item 5)
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,364,552 (see item 5)
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 4 of 17 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Communications Limited Partnership
              IRS Identification No.  06-1149248
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        3,364,552 (rights to acquire; see item 5)
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        3,364,552 (rights to acquire; see item 5)
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,364,552 (see item 5)
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 5 of 17 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Northwest Management Associates, L.P.
              IRS Identification No.  23-2654154
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        3,364,552 (rights to acquire; see item 5)
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        3,364,552 (rights to acquire; see item 5)
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,364,552 (see item 5)
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 6 of 17 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Cable Associates, Ltd.
              IRS Identification No.  23-2641841
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        3,364,552 (rights to acquire; see item 5)
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        3,364,552 (rights to acquire; see item 5)
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,364,552 (see item 5)
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 7 of 17 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Capital, L.P.
              IRS Identification No.  23-2661759
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        1,217,348 (rights to acquire; see item 5)
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        1,217,348 (rights to acquire; see item 5)
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,217,348 (see item 5)
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     21.4%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 8 of 17 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Capital, Ltd.
              IRS Identification No.  23-2660588
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [ ]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                        1,217,348 (rights to acquire; see item 5)
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        1,217,348 (rights to acquire; see item 5)
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,217,348 (see item 5)
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     21.4%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 9 of 17 Pages
Item 1.           Security and Issuer.

         This statement relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation and its principal executive office is c/o Pegasus Communications Management Company, 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, Pennsylvania 19087 (the "Radnor Office").

Item 2.           Identity and Background.

         This statement is being filed by the following (hereinafter referred to collectively as the "Reporting Persons"):

         (i) Marshall W. Pagon, a citizen of the United States of America

         (ii) Pegasus Communications Holdings, Inc., a Delaware corporation ("PCH")

         (iii) Pegasus Communications Limited Partnership, a Connecticut limited partnership ("PCLP")

         (iv) Northwest Management Associates, L.P., a Pennsylvania limited partnership ("Northwest Management")

         (v) Pegasus Cable Associates, Ltd., a Pennsylvania corporation ("Pegasus Cable")

         (vi) Pegasus Capital, L.P., a Pennsylvania limited partnership

         (vii)             Pegasus Capital, Ltd., a Pennsylvania corporation

         Mr. Pagon has been authorized, pursuant to an agreement among the Reporting Persons identified in (ii) through (vii) above (which agreement is filed as Exhibit 1 to this Schedule 13D), to file this joint statement on behalf of each of them, as permitted by Rule 13d-1(f) under the Securities Exchange Act of 1934.

         Shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock") are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder. In addition, shares of Class B Common Stock are automatically converted into Class A Common Stock upon transfers to persons who are not Permitted Transferees (as this term is defined in the Issuer's Amended and Restated

                                                             Page 10 of 17 Pages


Certificate of Incorporation). Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

         Pegasus Capital, L.P. and PCH hold 1,217,348 and 3,364,552 shares, respectively, of the Issuer's Class B Common Stock. Mr. Pagon and Pegasus Capital, Ltd. are deemed to be the beneficial owners of the 1,217,348 shares by virtue of the fact that Mr. Pagon owns 100% of the stock of Pegasus Capital, Ltd. which, in turn, is the sole general partner in Pegasus Capital, L.P. The Issuer is a direct subsidiary of PCH. Mr. Pagon, PCLP, Northwest Management and Pegasus Cable are deemed to be the beneficial owners of the 3,364,552 shares held by PCH by virtue of the fact that Mr. Pagon owns 100% of the stock of Pegasus Cable, which is the sole general partner in Northwest Management, and by virtue of the fact that Northwest Management is the sole general partner in PCLP, which owns all of the outstanding stock of PCH. As a consequence, each of the Reporting Persons may be deemed to be the beneficial owner of more than 5% of the Issuer's Class A Common Stock.

         Each of the Reporting Persons is engaged, through the Issuer and its subsidiaries, in the media and communications business. The business address for each of the Reporting Persons is the Radnor Office. None of the Reporting Persons has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) (a "Criminal Conviction") or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws (a "Civil Violation"). Marshall W. Pagon's principal employment is as President, Chief Executive Officer, Chairman of the Board of Directors, and Treasurer of the Issuer. Mr. Pagon also serves as Chief Executive Officer and Director of each of the Issuer's subsidiaries and as President, Chief Executive Officer, Treasurer and Sole Director of each of PCH, Pegasus Cable and Pegasus Capital, Ltd. (the "Corporate Reporting Persons"). In addition to Mr. Pagon, Robert N. Verdecchio (the Issuer's Senior Vice President, Chief Financial Officer and Assistant Secretary), Ted S. Lodge (the Issuer's Senior Vice President, General Counsel, Chief Administrative Officer and Assistant Secretary), Howard E. Verlin (the Issuer's Vice President and Secretary) and Guyon W. Turner (the Issuer's Vice President) serve as executive officers of each of the Corporate Reporting Persons. Messrs. Verdecchio, Lodge, Verlin and Turner are collectively referred to herein as "Executive Officers." The principal business address for each of the Executive Officers is the Radnor Office and each of the Executive Officers is a citizen of the United States. None of the Executive Officers has been subject to a Criminal Conviction or Civil Violation.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Each of the Reporting Persons acquired beneficial ownership of shares of Class A Common Stock in the following transactions, which occurred concurrently with an initial public offering by the Issuer, completed October 8, 1996 (the "Public Offering"), of 3,000,000 shares of its Class A Common Stock:

                  (a) The Issuer issued 1,400,000 shares of Class B Common Stock to Pegasus Capital, L.P., in exchange for all the stock of a corporation that holds a management agreement with the Issuer's principal subsidiary. Concurrently, Pegasus Capital, L.P. converted 182,652 of those shares into an equal number of shares of Class A Common Stock and transferred them to members of the Issuer's management.

                  (b) The Issuer issued 3,380,435 shares of Class B Common Stock to PCH in exchange for the contribution by PCH to the Issuer of all the outstanding Class A common stock of Pegasus Media & Communications, Inc. (the "PM&C Class A Shares"), formerly the direct subsidiary of Pegasus Communications Holdings, Inc., and currently a direct subsidiary of the Issuer. Concurrently, PCH converted 87,312 of those shares into an equal number of shares of Class A Common Stock and transferred them to members of the Issuer's management.

                  (c) The Issuer issued 71,429 shares of Class B Common Stock to PCH in exchange for the contribution by PCH to the Issuer of all the stock of corporations that hold the FCC licenses and Fox Network affiliation agreement for the Issuer's television station in Portland, Maine.


Item 4.           Purpose of Transaction.

                  Prior to the Public Offering, the Issuer was a newly created entity without any material assets. In connection with the Public Offering, a number of transactions occurred resulting in the capitalization and reorganization of the Issuer, including these transactions resulting in the Reporting Persons and the Executive Officers beneficially acquiring shares of the Issuer's capital stock.

                  Neither the Reporting Persons nor the Executive Officers have any present plans, or contemplate any present proposals, that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons and the Executive Officers may be deemed the beneficial owners in the aggregate of the number and percentage of the Issuer's Class A Common Stock set forth below, based on a total number of shares of common stock of 9,053,337(1):

Name                                     Shares of Class A
----                                       Common Stock                %(2)
                                           ------------                ----
Reporting Persons
-----------------
Marshall W. Pagon                            4,581,900                 50.6%
PCH                                          3,364,552                 42.9%
PCLP                                         3,364,552                 42.9%
Northwest Management                         3,364,552                 42.9%
Pegasus Cable                                3,364,552                 42.9%
Pegasus Capital, L.P.                        1,217,348                 21.4%
Pegasus Capital, Ltd.                        1,217,348                 21.4%

Executive Officers
------------------
Robert N. Verdecchio                           170,903                 3.8%
Howard E. Verlin                                39,321                 0.9%
Guyon W. Turner                                157,143                 3.5%
Ted S. Lodge                                     1,500(3)              .03%




--------

1 Consisting of 4,471,437 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock.

2 The percentage for each Reporting Person is calculated on the assumption that all shares of Class B Common Stock held directly or indirectly by the particular Reporting Person, and only those shares, are converted into Class A Common Stock.

3 Mr. Lodge disclaims beneficial ownership of these shares, which are held by his spouse.

(b) Beneficial ownership of shares of Class A Common Stock is based on rights to acquire such shares upon conversion of an equal number of shares of Class B Common Stock. Because Mr. Pagon controls each of the other Reporting Persons, he and the other Reporting Persons share the power to direct the vote and to dispose of the shares of Class A Common Stock beneficially owned by the Reporting Persons.


                  Each of the Executive Officers has sole power to vote and dispose of his shares.

(c) The Reporting Persons effected in the last 60 days the transactions described in Item 3. In addition, PCH transferred 82,145 shares of Class A Common Stock to the sellers of the Issuer's Portland, Maine television station and local marketing agreement in exchange for the cancellation of certain series of PCH's preferred stock held by the sellers.

(d)      Not applicable.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships
                With Respect to Securities of the Issuer

         Pegasus Capital, L.P. has undertaken certain contractual obligations to Enniskillen Corporation and has agreed, if those obligations are not satisfied by a date certain, to pledge its 1,217,348 shares of Class B Common Stock as security for their later performance.


Item 7.           Material to be Filed as Exhibits.

1.       Agreement Among Joint Filers dated as of October 11, 1996.

                                                             Page 14 of 17 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 1996


PEGASUS COMMUNICATIONS HOLDINGS, INC.



By:Marshall W. Pagon
   --------------------------------
   Marshall W. Pagon
   President


PEGASUS COMMUNICATIONS LIMITED PARTNERSHIP
By: NORTHWEST MANAGEMENT ASSOCIATES, L.P.
    General Partner

By: PEGASUS CABLE ASSOCIATES, LTD.
    General Partner



By:Marshall W. Pagon
   --------------------------------
   Marshall W. Pagon
   President


NORTHWEST MANAGEMENT ASSOCIATES, L.P.
By: PEGASUS CABLE ASSOCIATES, LTD.
    General Partner



By:Marshall W. Pagon
   --------------------------------
   Marshall W. Pagon
   President


PEGASUS CABLE ASSOCIATES, LTD.



By:Marshall W. Pagon
   --------------------------------
   Marshall W. Pagon
   President

                                                             Page 15 of 17 Pages


PEGASUS CAPITAL, L.P.
By:  PEGASUS CAPITAL, LTD.
     General Partner



By:Marshall W. Pagon
   --------------------------------
   Marshall W. Pagon
   President


PEGASUS CAPITAL, LTD.



By:Marshall W. Pagon
   --------------------------------
   Marshall W. Pagon
   President



Marshall W. Pagon
-----------------------------------
   Marshall W. Pagon